FORM 6-K



                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549



                            Report of Foreign Issuer



                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                        For period ending September 28, 2007

                               GlaxoSmithKline plc
                              (Name of registrant)



               980 Great West Road, Brentford, Middlesex, TW8 9GS
                    (Address of principal executive offices)


             Indicate by check mark whether the registrant files or
                 will file annual reports under cover Form 20-F
                                  or Form 40-F


                              Form 20-F x Form 40-F
                                       --


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                                    Yes No x
                                       --








                         GLAXOSMITHKLINE PLC ANNOUNCES
                        CHANGE TO THE BOARD OF DIRECTORS


GlaxoSmithKline plc (GSK) announces that Professor Sir Roy Anderson has been appointed a Non-Executive Director and will join the Board of the Company with effect from 1st October 2007.

Professor Anderson is Professor of Infectious Disease Epidemiology, Imperial College, London and, until 30 September 2007, Chief Scientific Advisor to the UK's Ministry of Defence.

In commenting on his appointment, Sir Christopher Gent, Chairman of GSK, said:

"I am delighted that Professor Anderson has agreed to join the Board. In addition to fulfilling the usual responsibilities of a Non-Executive Director, he will spend time within our research and development organisation and, with his experience, will provide the Board with valuable insights to scientific developments outside GSK."

Professor Anderson's biographical details are given below together with a table showing the membership of the Board with effect from 1st October 2007.

Simon Bicknell
Company Secretary

28th September 2007


NOTES

The Board has determined that Professor Anderson is independent in accordance with the Combined Code on Corporate Governance.

BIOGRAPHICAL DETAILS

Professor Sir Roy Anderson

Age 60. Professor Anderson is the Professor of Infectious Disease Epidemiology in the Faculty of Medicine, Imperial College, London and, until 30 September 2007, the Chief Scientific Adviser at the Ministry of Defence in the United Kingdom. It was announced on 21 June 2007 that Professor Anderson will succeed Sir Richard Sykes as Rector of Imperial College in the summer of 2008.

He is a Fellow of the Royal Society, a Fellow of the Academy of Medical Sciences, a Fellow of the Royal Statistical Society, Honorary Fellow of the Institute of Actuaries and a Foreign Associate Member of the Institute of Medicine at the US National Academy of Sciences.

He has published over 450 scientific papers on the epidemiology, population biology, evolution and control of a wide variety of infectious disease agents, including HIV, BSE, vCJD, parasitic helminths and protozoa, and respiratory tract viral and bacterial infections.

His principal research interests are epidemiology, biomathematics, demography, parasitology, immunology and health economics. He also has a keen interest in science policy and the public understanding of science.

He received a Knighthood in the Queen's Birthday Honours in June 2006.


                                BOARD MEMBERSHIP
                       WITH EFFECT FROM 1ST OCTOBER 2007


Sir Christopher Gent       Chairman
Sir Ian Prosser            Senior Independent Non-Executive Director

Dr J-P Garnier             Chief Executive Officer
Mr J S Heslop              Chief Financial Officer
Dr Moncef Slaoui           Executive Director, Chairman, Research & Development

Professor Sir Roy Anderson    Independent Non-Executive Director
Dr Stephanie Burns            Independent Non-Executive Director
Mr H Lawrence Culp            Independent Non-Executive Director
Sir Crispin Davis             Independent Non-Executive Director
Sir Deryck Maughan            Independent Non-Executive Director
Dr Daniel Podolsky            Independent Non-Executive Director
Dr Ronaldo Schmitz            Independent Non-Executive Director
Mr Tom De Swaan               Independent Non Executive Director
Sir Robert Wilson             Independent Non-Executive Director

Enquiries:


UK Media enquiries:                    Philip Thomson            (020) 8047 5502
                                       Alice Hunt                (020) 8047 5502
                                       Joss Mathieson            (020) 8047 5502
                                       Claire Brough             (020) 8047 5502

US Media enquiries:                    Nancy Pekarek             (215) 751 7709
                                       Mary Anne Rhyne           (919) 483 2839

European Analyst/Investor enquiries:   David Mawdsley            (020) 8047 5564
                                       Sally Ferguson            (020) 8047 5543

US Analyst/ Investor enquiries:        Frank Murdolo             (215) 751 7002
                                       Tom Curry                 (215) 751 5419


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                                             GlaxoSmithKline plc
                                                                    (Registrant)

Date: September 28, 2007                                  By: VICTORIA WHYTE
                                                              ------------------
                                                              Victoria Whyte
                                                 Authorised Signatory for and on
                                                   behalf of GlaxoSmithKline plc